Exhibit 99.2

DOGNESS (INTERNATIONAL) CORPORATION

Annual Meeting of Shareholders

March 27, 2026, 9:00 AM, Beijing Time

(March 26, 2026, 9:00 PM, Eastern Time)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF DOGNESS (INTERNATIONAL) CORPORATION

The undersigned shareholder(s) of Dogness (International) Corporation (the “Company”), hereby appoint(s) Silong Chen or Aihua Cao as proxy, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on March 27, 2026, at 9:00 a.m. China Time (9:00 p.m. Eastern Time on March 26, 2026), at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong Province, China, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES UNDER PROPOSAL NO. 1, “FOR” PROPOSAL NO. 2, NO. 3 AND NO.4, AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

DOGNESS (INTERNATIONAL) CORPORATION

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 3:00 PM, Eastern Time, on March 26, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL

Please email your signed proxy card to Proxy@Transhare.com.

VOTE BY FAX

Please fax your signed proxy card to 1.727. 269.5616

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Proxy Team, Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2, 3 and 4.

		FOR	AGAINST	ABSTAIN
1.	Resolved THAT the following individuals be elected and appointed as Directors.

	Silong Chen	☐		☐
	Aihua Cao	☐		☐
	Qingshen Liu	☐		☐
	Zhiqiang Shao	☐		☐
	Changqing Shi	☐		☐

		FOR	AGAINST	ABSTAIN
2.	Resolved THAT the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2025, be ratified.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
3.	Resolved THAT the appointment of Assentsure PAC as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026, be ratified.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
4.	Resolved THAT that, subject to the necessary filing with the Registry of Corporate Affairs in the British Virgin Islands: (i) the increase of the number of class A shares of no par value each of the Company that each class B share of no par value each of the Company is convertible into from one-twentieth (1/20) to one (1) (the Class B Variation) be and is approved; and (ii) the adoption by the Company of the amended and restated memorandum and articles of association, a form of which is attached to the proxy statement, in substitution for, and to the exclusion of, the Company’s memorandum and articles of association then in effect, to effect the Class B Variation, be and is approved.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
5.	Resolved THAT adjourning the AGM to a later date or dates or sine die, if necessary, be approved.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
6.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)